EXHIBIT 15.1

May 5, 2008

The Board of Directors and Stockholders of Genentech, Inc.

We are aware of the incorporation by reference in the Registration Statements pertaining to the Genentech, Inc. Tax Reduction Investment Plan, the 2004 Equity Incentive Plan, the 1999 Stock Plan, the 1996 Stock Option/Stock Incentive Plan, the 1994 Stock Option Plan, the 1990 Stock Option/Stock Incentive Plan, the 1991 Employee Stock Plan, and the Registration Statement (Form S-3 No. 333-37072) related to the resale of common shares deliverable upon the exchange of Liquid Yield Option Notes, and in the related Prospectuses, as applicable, contained in such Registration Statements of our report dated April 28, 2008, relating to the unaudited condensed consolidated interim financial statements of Genentech, Inc. that are included in its Form 10-Q for the quarter ended March 31, 2008.

Very truly yours,
/s/ Ernst & Young LLP

Palo Alto, California